Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated April 10, 2009

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared in Business Week on April 3, 2009. The article attached as Exhibit B appeared in Business Week on April 6, 2009.

                These articles were not prepared by or reviewed by LendingClub Corporation (the "Company") prior to their publication. The publishers of these articles are not affiliated with the Company. The Company made no payment and gave no consideration to these publishers in connection with the publication of these articles or any other articles published by these publishers concerning the Company. Statements in these articles that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the authors' or others' opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

                We believe that the following information is appropriate to clarify and correct information included in these articles:

Article dated April 3, 2009:

* The article states that the Company raised the minimum FICO score for borrower members by 20 points, to 660, in October 2008. In fact, this change was effective November 25, 2008.

Article dated April 6, 2009:

* The article states that the Company's lender members must have minimum household income of $70,000 a year and net worth of at least $70,000, excluding a person's primary residence. To clarify, lender members who are residents of states other than California must (a) have an annual gross income of at least $70,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $70,000; or (b) have a net worth (determined with the same exclusions) of at least $250,000. Lender members who are California residents must (a) have an annual gross income of at least $100,000 and a net worth (exclusive of home, home furnishings and automobile) of at least $100,000; or (b) have a net worth (determined with the same exclusions) of at least $250,000. In addition, no lender member may purchase notes in an amount in excess of 10% of the lender member's net worth, determined exclusive of home, home furnishings and automobile.

* The article implies that the SEC registration process made it possible for the Company to establish a secondary market. In fact, the secondary market is operated by FOLIOfn Investments, Inc., a registered broker-dealer. In addition, as stated in the prospectus, the Company's SEC registration statement was filed pursuant to the Company's decision to restructure its operations, due to the legal uncertainty regarding the Company's prior operating structure.

* The article states that the platform's "underwriters" verify employment and income for a random sampling of about one-third of the loans posted. Although the Company screens borrower members using established criteria, as described in the prospectus, the Company attempts to verify borrower member employment and income in only limited cases, and ultimately is able to verify employment and income in only a fraction of such limited cases. An icon appears in borrower loan listings to indicate when the Company has verified borrower member income. The Company conducts income and employment verification entirely in its discretion. No independent credit underwriters review member loan listings. As stated in the prospectus, although the Company sometimes attempts employment and income verification randomly, in other cases the Company attempts such verification based on specific factors such as, for example, a high loan amount or conflicting information in a member loan posting.

                In addition to the above clarifications and corrections, you should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus dated October 13, 2008, as supplemented by Prospectus Supplement (Disclosure Report No. 2) dated November 24, 2008, Prospectus Supplement (Disclosure Report No. 3) dated November 24, 2008 and Prospectus Supplement (Disclosure Report No. 4) dated February 18, 2009, which the Company filed with the SEC, together with the Company's most recently filed prospectus supplement. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports).

Forward-Looking Statements

                Some of the statements that these articles attribute to Mr. Laplanche are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the impact of the Company's new structure on its financial condition and results of operations; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Business Week

April 3, 2009

Peer-to-Peer Lending Pain

Once seen as the future of financing for entrepreneurs, the social-networking approach has suffered from high defaults

By Amy Barrett

It has been a year of setbacks for peer-to-peer lenders such as Prosper, Lending Club, and Zopa, which use the Web to connect those who need a loan with individuals willing to act as lenders. Once positioned to become an alternative financing spigot for entrepreneurs, the nascent industry has been hit by regulatory issues, a slow economy, and a slew of defaults.

The biggest player, Prosper, stopped making new loans in October. It will resume after it completes its registration with the Securities & Exchange Commission. That has left the field to smaller rivals such as Lending Club, which completed its filing last fall. Zopa, a British company, pulled out of the U.S. market in November after deciding that its business model, which relied on credit unions, simply wasn't attractive. As Prosper prepares to reopen this spring, one question looms: Can the industry attract enough lenders to be a viable source of funding for entrepreneurs?

The uncertainty is quite a turnaround from the initial hype surrounding peer-to-peer lending. Much of the early attention was on the sites' social networking aspects. Borrowers seeking loans of up to $25,000 could post profiles of themselves and their financial situations. Lenders, meanwhile, were ordinary people seeking better returns than those offered by other investments and supposedly could be swayed by personal appeals. Prosper set interest rates using auctions, while Lending Club bases rates on a borrower's financials.

Now lenders such as Greg Bequette of Livermore, Calif., are backing away. Two years ago, Bequette, who works in finance at Lawrence Livermore National Laboratory, had lent $800,000 to 173 borrowers through Prosper. Because of high defaults, he figures his return rate is -22%. So he isn't planning to make new loans. "I don't think peer-to-peer lending will take off the way people thought," says Bequette, who was once the site's biggest lender. Lender Dennis Rogers, a machinist from Mystic, Conn., has made $1,000 available to about 20 borrowers since 2006 and so far has dealt with one default and two late payers. He says the economy now makes the whole proposition too risky. "I could lend to A+ [credit-rated] people, and they could lose their job," he says. "I probably have a better chance of getting my money back at a casino."

They Go Bad Fast

The charge-off rates, or the percentage of loans written off as uncollectible, for loans made through the sites suggest that Bequette and Rogers are not isolated examples. Prosper, which launched in 2006, has facilitated $178 million in loans, of which 16.5% have been charged off because they're more than 120 days past due. For loans made before 2008, the charge-off rate is over 20%. By comparison, the charge-off rate for commercial and industrial loans made by banks was just 1.6% in the fourth quarter of 2008. The rate for personal loans (including auto and student loans) was 2.8%, according to the Federal Deposit Insurance Corp.'s most recent data. Credit-card charge-offs were at 6.2%. A spokesperson for Prosper declined to comment, saying the company is in a quiet period relating to its SEC filing.

Many Prosper loans have gone bad relatively quickly, before lenders have collected many payments. Eric Petroelje, a Prosper lender who uses a feed from Prosper's database to track loan performance, says about half of all loans that have gone bad did so within eight months.

The figures are less bleak for Lending Club, which has had tougher credit requirements since its May 2007 launch. About 8.5% of its loans made before 2008 are in default. However, the company's founder and CEO, Renaud Laplanche, says that many of its defaulted borrowers do resume payment, and that the company's charge-off rate for loans made before 2008 is only about 3.5%. Laplanche says Lending Club's more conservative requirements and lower default rates will continue to attract lenders and help make peer-to-peer lending "mainstream." And while only $2.6 million in loans were funded on the site in January, compared with a peak of $5 million in both March and April of last year, Laplanche expects to reach the $5 million mark again by April of this year.

Not surprisingly, individuals who still lend through the sites increasingly are seeking out the safest borrowers. In October 2008, Lending Club raised the minimum FICO score (a measure of creditworthiness) for borrowers by 20 points, to 660, and lowered the maximum debt-to-income ratio to 25% from 30%. As of last fall, before Prosper stopped lending, the percentage of its borrowers funded in September rated as "prime" was 45%, up from 30% a year earlier. Less than 15% of would-be borrowers get funded at either Lending Club or Prosper. If peer-to-peer lending does make a comeback, it's likely to serve only those with sterling credit who are shopping for better rates-and not the majority of entrepreneurs.

Exhibit B

Business Week

April 6, 2009

Peer-to-Peer Lending: Problems and Promise

Sites like Prosper and Lending Club must adjust to SEC oversight. For some people, the communities of small borrowers and lenders extend a credit lifeline

By David Bogoslaw

Just when it might have proved most useful, peer-to-peer lending has been severely hamstrung by the U.S. Securities & Exchange Commission's efforts to get a regulatory handle on the fledgling industry. With the credit crisis making it harder and harder for cash-strapped households and small businesses to get bank loans, the opportunity for creditworthy applicants to borrow up to $25,000 from strangers at slightly higher interest rates was seen as something of a godsend.

In a cease-and-desist order to Prosper.com on Nov. 24, 2008, the SEC labeled the loan notes that Prosper issued to investors as securities and said the company violated sections of the Securities Act between January 2006 and mid-October 2008, by selling securities without an effective registration statement or valid exemption from registration. The order cited the definition of a security under two Supreme Court cases as the basis of its judgment that Prosper's notes qualify as securities.

That judgment could potentially sink Prosper, ultimately costing it up to $10 million, Jim Bruene, editor and founder of Netbanker.com, an online banking resource site, wrote in an open letter to the SEC posted on his Web site. The ruling also exposes Prosper to potential class-action suits from investors who may try to recoup losses on loans by arguing the platform was selling unregistered securities, he said.

Prosper, the leader in the peer-to-peer lending business with about 80% of total loan volume in 2008, stopped accepting new loan applications in mid-October, pending the SEC's review of its registration paperwork. Another P2P lender, Loania, is also registering with the SEC, while British import Zopa, an industry pioneer, retreated from the U.S. market very soon after entering it, probably to avoid onerous regulations and the resulting added expenses.

SEC Registration Lends Credibility

That leaves Lending Club and startup Pertuity Direct as the only social lending networks still operating. Lending Club was shuttered for six months last year while it awaited the SEC's approval of its registration. It emerged in November with tougher qualifications for investors: minimum household income of $70,000 a year and net worth of at least $70,000, excluding a person's primary residence. Pertuity's hybrid structure, where lenders don't choose individual loans to invest in but are automatically invested in the entire loan portfolio through a mutual fund, the National Retail Fund, already subjects it to SEC oversight.

Renaud Laplanche, founder and chief executive of Lending Club, sees registration with the SEC as giving more credibility to the business, as well as ensuring transparency. "There's a general sense of maturity in the space that comes out of [the process]," he says. "It made it possible for us to establish a secondary market for the loans to give lenders the ability to sell a loan if they need liquidity for any reason."

Some lenders, such as Jim Hoffman, who joined Lending Club in January 2007, are using the secondary market not to sell loans but to buy additional ones at a slight discount and with essentially less risk. That's because by the time they hit the secondary market, loans are partly paid off and have established a payment history.

Both Lending Club and Pertuity require prospective borrowers to have a minimum FICO score of 660; the average score is 714 at Lending Club and 740 at Pertuity. Lending Club pulls the credit report and quickly posts qualifying loans with assigned interest rates to the Web site for lenders to review and decide whether they want to fund them. Meanwhile, the platform's underwriters verify employment and income for a random sampling of about one-third of the loans posted. Fixed interest rates are assigned based on credit histories, with the lowest rate around 7.8% and an average rate of 13%. In March, Lending Club added a self-directed IRA account option to enable investors to defer paying taxes on their returns.

Possibly a $1 Billion Industry by 2011

Since it started as a Facebook application in May 2007, Lending Club has made more than $33 million in loans as of Apr. 3, and has turned down loan requests equaling nearly nine times that amount. Of the 3,904 loans issued, 4.2% have defaulted and another 3% are between 30 and 120 days late, while almost 6.2% have been prepaid. Prosper has issued 28,939 loans worth a total of $178 million, 20% of which have defaulted, with 20% prepaid and 4% at least 30 days late.

Michael Kalscheur, a financial consultant at Castle Wealth Advisors in Indianapolis, likes that Lending Club has declined most of the loans for which borrowers have applied. That tells him "that Lending Club protects the investors from bad apples who are likely to increase defaults and lower everyone's profits," he wrote in an e-mail.

Lending Club's loan volume has doubled since the fourth quarter of 2008 and Laplanche expects the platform to process $150 million worth of loans this year and $350 million in 2010. Depending on how many new players enter the market, it could grow to become a $1 billion market within two years, he says.

Given the $1 trillion size of the consumer lending business and the fact that the asset-backed securities marketplace that allowed it to expand is moribund and won't come back soon, Kim Muhota, founder and chief executive at Pertuity, also sees potential for peer-to-peer lending to grow to be a billion-dollar industry within the next two years.

Pertuity's Borrower Rewards Program

Peer-to-peer lending has been criticized for not making loans widely enough available to fill the gap left by the collapse of the asset-backed securities lending model, but Pertuity Direct, the newest entrant, which launched in late January, isn't interested in being the lender of last resort to high-risk borrowers. "It's set up to reward good borrowing behavior," says Muhota. Hence, the Pertuity Bucks program, which allows investors to review individual borrower profiles and track their repayment behavior before deciding to award a certain portion of their annual $500 reward allotment to those who consistently make payments on time.

Borrowers then use those reward dollars to pay down the principal on their loans. When multiple investors are rewarding the best performers, it can add up to significant principal reduction, says Lisa Lough, Pertuity's head of marketing.

The rewards strategy points up a key difference in approach between peer-to-peer and traditional lending. It's in stark contrast to credit-card companies that routinely cut borrowers' credit lines and jack up their interest rates across the board, without regard for whether people have never been late with a payment, says Muhota.

Perhaps as important, the rewards program is the only way for investors to interact with the community, since they play no part in the underwriting process. Although other platforms have given lenders access to lots of data about applicants, lenders recognize that doesn't give them the credit expertise to make loan decisions, says Muhota. What investors are looking for more and more is a platform that provides risk management and a way to put their money to use as quickly as possible, he adds.

Credit Crunch Affects P2P Lending, Too

There's not much difference, however, between a lending community like Pertuity that makes all the loan underwriting decisions, and a traditional bank, argues Bruene at Netbanker.com. "They've just replaced the FDIC-regulated intermediary with an SEC-regulated intermediary."

It's probably a wise idea not to base the underwriting process on the wisdom of crowds, says Bruene. That's what Prosper's auctions were all about and it led to underwriting decisions that "weren't that great," he adds.

Investors can put money into the mutual fund on any day but are only allowed to take redemptions once a quarter. Total redemptions each quarter can't exceed 25% of the fund's total value, but the liquidity they provide eliminates the need for a secondary market, says Muhota.

Muhota estimates that nearly half of the several hundred lenders have gotten involved with the rewards program so far, and virtually all lenders have at least begun reading through profiles as the initial step toward deciding who to reward.

Loan volume for the industry as a whole has fallen sharply with Prosper temporarily out of the picture. But the credit crunch may be hurting peer-to-peer lending just as much as it has other kinds of lending, says Bruene at Netbanker.com. Everyone has backed away from high-risk lending and "unsecured loans done over the Internet...is something investors-lenders-are rightly concerned about, given the economic woes," he says.

Another reason that investor demand may be down is that returns in the early years were smaller than expected after factoring in losses from defaults. "Most people who invested got their principal back and a couple [of interest] points of return," he says. "For a lot of them, it would have been better to put their money in a CD, but you can say that about almost anything over the last two to three years."

Social Lending Instead of Trusting Banks

Some financial advisers are leery of peer-to-peer networks as investment vehicles, citing insufficient diversification of risk and potential volatility of returns due to the relatively small number of borrowers available to invest in. But prudent asset allocation metrics fail to take into account one of the big attractions of social lending, the desire to help out borrowers with whom lenders feel an affinity, even if their credit profiles may be less than stellar.

"If I see a person who doesn't have a high credit rating, and who served in the military and is just getting started and maybe made some mistakes in the past-maybe they have three credit cards maxed out and they're trying to consolidate them-I'm more apt to invest in someone like that and give them a chance to get back on their feet," says Hoffman, a major in the U.S. Marines. But because this is primarily an investment, he restricts himself to no more than 15% of loans made to people with lower FICO scores. Of 330 loans he has made so far, seven have defaulted and another seven are late.

Hoffman believes the allure of social lending will outlast the economic crisis. "There's a general distrust [of] the banks. Even personally, I had lines of credit with banks that they closed not because of anything that was my fault but because they didn't have enough money to back up the credit," he says.

That's prompted people to seek out alternative ways to borrow and they've found a greater sense of community when they do. Anna Sinclair got a Lending Club loan for $20,000 in December to complete the financing for a house she bought in Manteno, Ill. She says she was surprised to see how many of her lenders had ties to Davis, Calif., where she attended college. Even though she was putting up cash for 80% of the house's value, has a FICO score above 750, and always pays her credit-card bills on time and in full, the fluctuating income she earns from her own business had caused five banks to reject her loan applications.

She says she takes her responsibility to repay the loan very seriously. "I like the fact that [the lenders are] making money, but I also like the idea that they're taking the risk to help someone else," Sinclair says. In fact, she's waiting to be approved to become a lender herself.